FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 17, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Listed Company
Corporate Taxpayer's Registration (CNPJ) No. 07.628.528/0001-59 NIRE: 35.300.326.237

Call Notice

Ordinary Shareholders’ Meeting

The Shareholders of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“Company”) are invited, pursuant to article 124 of Law No. 6,404, dated December 15, 1976, as amended (“Corporations Act”), and articles 3 and 5 of CVM Instruction No. 481, dated December 17, 2009, as amended (“ICVM 481”), and CVM Instruction No. 622/2020 (“ICVM 622”), to attend the Ordinary Shareholders’ Meeting of the Company, to be held using an online-only format, on October 16, 2020, at 3 p.m., on first notice, (“Meeting”) in order to resolve on the following Agenda:

1.1. To examine the management accounts, analyze, discuss and, when applicable, vote on the Management’s Annual Report and the Company’s Financial Statements, including the Independent Auditors’ opinion and the Fiscal Council Report, relating to the fiscal year ended on June 30, 2020.

1.2. To resolve on the allocation of the net profits reported for the fiscal year ended on June 30, 2020, and the consequent distribution of dividends.

1.3. To establish the Company’s management annual global compensation limit for the fiscal year initiated on July 1, 2020.

1.4. To resolve on the election of the sitting members and the alternate members of the Company´s Fiscal Council, as well as to establish the global annual compensation of the elected members that, pursuant to the third paragraph of Article 162 of the Corporations Act, shall not be less, for each member, than ten percent (10%) of the average compensation assigned to the Company’s executive officers.

General Information:

Shareholders or their legal representatives are required to present copies of the following documents to take part in and/or vote at the Meeting: (i) natural persons: (a) photo ID, (b) if represented by proxy, the power of attorney granting special powers, and, if applicable (c) a photo ID of the proxy; (ii) legal entities: (a) the most recent restated Bylaws or Articles of Incorporation, (b) corporate documents proving powers of representation, (c) photo ID of the legal representative(s), (d) if represented by proxy, the power of attorney granting special powers, and, if applicable, (e) a photo ID of the proxy; and (iii) investment funds: (a) the most recent restated fund regulations, (b) the most recent restated Bylaws or Articles of Incorporation of the portfolio manager or administrator, subject to the fund’s voting policy, (c) corporate documents proving powers of representation, (d) photo ID of the portfolio manager’s or administrator’s legal representative(s), (e) if represented by proxy, the power of attorney granting special powers, and, if applicable (f) a photo ID of the proxy. In any of the above cases, the relevant person shall present evidence of its capacity as shareholder of the Company, issued within the last 5 (five) days by the financial institution responsible for the bookkeeping of the shares (Itaú Corretora de Valores S.A.). Shareholders may appoint a proxy to represent them at the Meeting pursuant to article 126 of the Corporations Act and paragraph 2, article 10, of the Company’s Bylaws.

The Company notes that, in relation to the documents above, in light of the current restrictions imposed or recommended due to the COVID-19 pandemic, on a strictly exceptional basis, (i) it will not require a sworn translation of documents originally issued in Portuguese, English or Spanish, or which are accompanied by the relevant translation into these languages, and (ii) it will accept those documents without signature notarization or authentication of copies, and each shareholder shall be responsible for the accuracy and integrity of any such documents presented.

Attendance via Digital Platform: Pursuant to article 5 of ICVM 481, as amended by ICVM 622, in order to participate online in the Meeting using the “Zoom” electronic platform, up to 2 (two) business days prior to the Meeting (i.e., October 14, 2020), shareholders, their representative or attorneys-in-fact shall send an email to the Company at (ri@brasil-agro.com) requesting to attend the Meeting. Those who fail to submit a request and the required documents to participate online by the aforementioned deadline shall not be allowed to attend online the Meeting. The request to participate shall be accompanied by a document identifying the shareholder, their legal representative or appointed proxy, accompanied by the documentation described in the “General Information” item in this Call Notice, as well as the Meeting participant’s telephone number and email address to where the Company will send the link to access the Meeting. Upon receiving a request to attend the Meeting accompanied by the necessary documents prior to the deadline and in accordance with the conditions above, the Company shall send a message containing a link and credentials for accessing the “Zoom” electronic platform to the email address the shareholder, their legal representative or proxy indicated in the request to attend the Meeting. The link and access credentials provided by the Company are personal and non-transferable, and should not be shared. The Company will not be liable for any operational or connection problems participants might encounter or any other event or situation outside the Company’s control that might affect or prevent attendance at the Meeting.

Participation by Remote Voting Card: Pursuant to ICVM 481, shareholders may also exercise their voting rights by completing remote voting card and submitting it to their respective custody agents, the bookkeeping agent responsible for the Company’s shares or directly to the Company itself, pursuant to the instructions in the Management’s Proposal and, in the latter case, the completed card must be received by the Company no later than 7 (seven) days prior to the Meeting date, i.e., by October 10 2020 (inclusive). The Company has made remote voting cards available on the CVM’s and B3 S.A. - Brasil, Bolsa, Balcão’s (“B3”) websites, with instructions explaining how to fill out the card and the required documentation.

Copies of the documents and proposals related to Meeting agenda are available to shareholders at the Company’s headquarters and on its website (www.brasil-agro.com), as well as on the websites of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br/pt_br/) and Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br),

In order to contact the Investor Relations Department, please dial (55 11) 3035-5350 / (55 11) 3035-5374 or e-mail ri@brasil-agro.com.

São Paulo, September 16, 2020.

Eduardo S. Elsztain

Chairman of the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2020
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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